UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36066

PARATEK PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

75 Park Plaza

Boston, MA 02116

(617) 807-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One (1)*

*

On September 21, 2023, pursuant to an Agreement and Plan of Merger, dated as of June 9, 2023, by and among Paratek Pharmaceuticals, Inc., a Delaware corporation (“Company”), Resistance Acquisition, Inc., a Delaware corporation (“Parent”), and Resistance Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Paratek Pharmaceuticals, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 2, 2023	PARATEK PHARMACEUTICALS, INC.

	By:	/s/ Evan Loh, M.D.
Name: Evan Loh, M.D.
Title: Chief Executive Officer